OTC BB: VCTZF
Cusip# 918881202

Time Magazine Names Valcent’s Vertical Farming Technology as one of the
Top 50 Best Innovations of 2009

BRITISH COLUMBIA--(Marketwire – November 13, 2009) - Valcent Products (OTCBB:VCTZF) vertical farming technology was named one of the Top 50 “Best Innovations of 2009″ from Time Magazine in the issue on the newsstands today.

“Real estate — the one thing we're not making any more of,” reports Time Magazine.  “That might be good news for landlords but not for the world's farmers, who have finite cropland to feed a growing global population. The answer: build up by farming vertically. Valcent is pioneering a hydroponic-farming system that grows plants in rotating rows, one on top of another. The rotation gives the plants the precise amount of light and nutrients they need, while the vertical stacking enables the use of far less water than conventional farming. But best of all, by growing upward instead of outward, vertical farming can expand food supplies without using more land.”

Valcent pioneered a vertical farming technology, developed in their El Paso, Texas research facility, which was further honed and refined in Europe.  “We are honored that our vertical farming technology is recognized as a top invention by Time Magazine,” says Chris Bradford, President, CEO, and Director of Valcent Products Inc.  “Vertical farming is no longer a pie-in-the-sky concept dreamed up by academics in Ivory towers.  We have entered a new era of urban agriculture where we can deliver locally grown crops that provide a nutritionally superior product that is healthier for the people and animals they serve.  .”

“VertiCrop, a commercial high-density vertical growing system, is being employed in controlled environments such as a glasshouse, polytunnel or warehouses, which increases production volume for field crops up to 20 times over but requires as little as 5% of the normal water supply,” adds Bradford. “It is a non-GM solution to food problems, using trays on a looped dynamic conveyor belt and automatic feeding stations to grow plants efficiently. It can be adapted to the needs of vegetable, herb, fruit and flower producers.”

About Valcent Products Inc.:
Valcent Products Inc. (OTCBB:VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.  For more information, visit: www.valcent.net and www.valcent.eu.

For more information, visit: www.valcent.net and www.valcent.eu.

Contacts:
Investor Relations                                                                          Media Relations
Gerry Jardine or Mike Parker                                                            Nancy Tamosaitis
(888) 506-7979                                                                                  Vorticom Public Relations
or  (604) 630-2941                                                                           (212) 532-2208
info@valcent.net                                                                                Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.